UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   GTREX, INC.

                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   40052D 10 4
                                 (CUSIP Number)
                                 Kailash Khanna
                               515 Madison Avenue
                                   21st Floor
                               New York, NY 10022
                                 (212) 818-0441


   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  April 5, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 40052D 10 4 13D Page 2 of 4

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
______________________________________________________________________________
1. NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kailash Khanna

2.  CHECK  THE  APPROPRIATE  BOX  IF A  MEMBER  OF A  GROUP*  (a)  / /  (b)  /X/
______________________________________________________________________________
3. SEC USE ONLY

______________________________________________________________________________
4.   SOURCE OF FUNDS
     Private Stock Sale and Share Exchange Agreement
______________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)             /  /
______________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
______________________________________________________________________________
7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SOLE VOTING POWER.
     1,000,000
______________________________________________________________________________
8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SHARED VOTING POWER.
     -0-
______________________________________________________________________________
9.   NUMBER  OF SHARES BENEFICALLY OWNED BY EACH REPORTING PERSON
     WITH SOLE DISPOSITIVE POWER.
     1,000,000
______________________________________________________________________________
10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SHARED DISPOSITIVE POWER.
     -0-
______________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,000,000

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CUSIP No. 40052D 10 4                 13D                         Page 3 of 4



Item 1.   SECURITY AND ISSUER.

The title and class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.001 per share (the "Common Stock"), of GTREX, Inc. (formerly Apollo Holdings, Inc. (the "Company"). The address of the principal executive offices of the Company is 515 Madison Avenue, 21st Floor, New York, NY 10022.

Item 2.   IDENTITY AND BACKGROUND.

(a)- (c) This Schedule 13D is being filed by Kailash Khanna, 515 Madison Avenue, 21st Floor, New York, NY 10022.

(d) - (e) During the past five years, Mr. Khanna has not been convicted in a criminal proceeding nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Khanna is a citizen of the United States.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On January 28, 2004, Mr. David Jenkins, J2 Capital Partners Limited and Riparian Investments, Inc. (the "Sellers"), the majority shareholders of the Company, with Mr. Jenkins being the president, secretary, treasurer, and a director of the Company, entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Mr. Khanna. Under the terms of the Stock Purchase Agreement, the Sellers sold to Mr. Khanna an aggregate of 4,000,000 shares of the common stock of the Company, representing approximately 83.33% of the Company's current outstanding shares of common stock. The closing of the purchase and sale of shares was effective January 28, 2004. On March 24, 2004 as part of a share for share exchange merger agreement between the Company and GTREX-Global Travel Exchange, Inc. these same 4,000,000 shares (48,000,000 post 12 for 1 dividend split) were cancelled by Mr. Khanna. As part of that same agreement, Mr. Khanna was issued 1,000,000 shares of common stock in the Company in exchange for his interest in the private company on or about April 5, 2004.

Item 4.   PURPOSE OF THE TRANSACTION.

The shares are for personal investment purposes and to facilitate a merger with a private company with which Mr. Khanna is affiliated. Mr. Khanna has no present plans or proposals which relate to, or would result in any of the actions referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   INTEREST IN THE SECURITIES OF THE ISSUER.

(a) - (c) Mr. Khanna now beneficially owns 1,000,000 shares or approximately 5.54% of the outstanding shares of the Company. Mr. Khanna has sole disposition and voting power with

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CUSIP No. 40052D 10 4                 13D                         Page 4 of 4

respect to the shares described above. The only transactions involving shares of Common Stock by Mr. Khanna during the past 60 days were the purchases of the shares of Common Stock described in item 3 above with the exception of the issuance of 1,000,000 shares of common stock in connection with a share for share exchange agreement between the Company and GTREX-Global Travel Exchange, Inc.

(d) and (e):  Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

To Mr. Khanna's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between him and any other person with respect to any securities of the Company, including but not limited to transfer or voting or any of the securities, finder's fee, joint ventures, loan or option arrangements, put or calls or guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

  Exhibit No.         Description

  None


                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 15, 2004

                                   By:  /s/Kailash Khanna
                                        ------------------
                                        Kailash Khanna